Epiphany Technology Acquisition Corp.

630 Ramona St.

Palo Alto, California 94301

VIA EDGAR

October 4, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Howard Efron

Re:	Epiphany Technology Acquisition Corp.

Form 10-K for the Year Ended December 31, 2021

Filed March 30, 2022

File No. 001-39853

Dear Mr. Efron,

Epiphany Technology Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on August 12, 2022, regarding the Form 10-K for the Year Ended December 31, 2021 submitted to the Commission on March 30, 2022. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Form 10-K for the Year Ended December 31, 2021

General

1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

The Company respectfully advises the Staff in that Alex Vieux, one of the three managing members of its sponsor, Epiphany Technology Sponsor LLC (the “Sponsor”), is a French citizen. In addition, as previously disclosed in the Company’s filings with the Commission, Mr. Vieux is one of two managing members of Founder Holdings LLC, which is the managing member of Explorer Parent LLC, a member of our Sponsor. Except as disclosed above, the Sponsor has no other substantial ties with a non-U.S. person.

The Company plans to include a risk factor substantially in the form below in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 and other appropriate future filings under the Securities Act of 1933, as amended and Securities Exchange Act of 1934, as amended.

We may not be able to complete an initial Business Combination with a U.S. target company since such initial Business Combination may be subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (“CFIUS”), or ultimately prohibited.

Certain federally licensed businesses in the United States, such as broadcasters and airlines, may be subject to rules or regulations that limit foreign ownership. In addition, CFIUS is an interagency committee authorized to review certain transactions involving foreign investment in the United States by foreign persons in order to determine the effect of such transactions on the national security of the United States. Alex Vieux, one of the three managing members of the Company’s sponsor, Explorer Parent LLC (the “Sponsor”), is a French citizen. Mr. Vieux is also one of two managing members of Founder Holdings LLC, which is the managing member of Explorer Parent LLC, a member of our Sponsor. The Sponsor has no other substantial ties with a non-U.S. person. Were we considered to be a “foreign person” under such rules and regulations, any proposed Business Combination between us and a U.S. business engaged in a regulated industry or which may affect national security could be subject to such foreign ownership restrictions and/or CFIUS review. The scope of CFIUS was expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”) to include certain non-controlling investments in sensitive U.S. businesses and certain acquisitions of real estate even with no underlying U.S. business. FIRRMA, and subsequent implementing regulations that are now in force, also subject certain categories of investments to mandatory filings. If our potential initial Business Combination with a U.S. business falls within the scope of foreign ownership restrictions, we may be unable to consummate an initial Business Combination with such business. In addition, if our potential Business Combination falls within CFIUS’s jurisdiction, we may be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS, or to proceed with the initial Business Combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial Business Combination. CFIUS may decide to block or delay our initial Business Combination, impose conditions to mitigate national security concerns with respect to such initial Business Combination or order us to divest all or a portion of a U.S. business of the combined company if we had proceeded without first obtaining CFIUS clearance. The foreign ownership limitations, and the potential impact of CFIUS, may limit the attractiveness of a transaction with us or prevent us from pursuing certain initial Business Combination opportunities that we believe would otherwise be beneficial to us and our stockholders. A s a result, the pool of potential targets with which we could complete an initial Business Combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies which do not have similar foreign ownership issues.

Moreover, the process of government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete our initial Business Combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we liquidate, our public stockholders may only receive $10.00 per share, and our warrants will expire worthless. This will also cause you to lose any potential investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.

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We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Lijia Sanchez at lsanchez@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Peter Bell
Peter Bell, Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP